SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Smile.Media Acquires Remaining 50% of Nirshamim, Fast-Growing Academic Portal dated May 15, 2006.



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                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Smile.Media Acquires Remaining 50% of Nirshamim, Fast-Growing Academic Portal

Monday May 15, 1:03 am ET

PETACH TIKVA, Israel, May 15 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today announced that its subsidiary smile.media ltd. (formerly GoldMind) has acquired the remaining 50% of Nirshamim Lelimudim Ltd. ("Nirshamim"). Having acquired an initial 50% ownership interest in March 2005, smile.media is now the sole owner of the fast-growing Nirshamim academic portal. Beginning in the second quarter of 2006, Nirshamim's financial results will be fully consolidated with those of Internet Gold. Its CEO, Mr. Kobi Sadeh, will retain his current position, and will also assume responsibility for other smile.media portals operating in the lead-generation model, including TheMoney.co.il (50.1% owned by smile.media) and other portals that smile.media ltd plans to develop.

During the past twelve months, Nirshamim's revenues have increased by approximately 60% reflecting the success of smile.media's intensive marketing and cross-selling efforts together with the growth of the Internet advertising budgets of Israel's academic institutions. Internet Gold forecasts that Nirshamim's 2006 revenues will continue to grow strongly, reaching approximately NIS 5 million for the year, with an operating margin above 20%.

Nirshamim is an academic portal that serves Israel's 170,000 university students. A one-stop information site regarding the programs, entrance requirements, etc. of Israeli academic institutions, Nirshamim's revenue model combines lead-generation fees (paid on a per-potential-student basis by the educational institutions) and advertising. During the next few months, Nirshamim will expand its operations through the launch of a new site developed in cooperation with the U.S. Commercial service in Israel that offers information about U.S. educational institutions to the 10,000 Israeli students per year that study in the U.S.

"Nirshamim's 60% growth over the past year has surpassed our expectations, and we are confident that it will continue to grow strongly and profitably in the years ahead," said Doron Turgeman, Deputy CEO of Internet Gold and COO of Smile.Media. "Given the significant amount of time that students spend online, academic institutions are shifting a growing portion of their advertising budgets to the Internet and view the lead-generation model as particularly cost-effective. As such, we see strong growth ahead for Nirshamim and believe that it will become an important driver of smile.media's ongoing success."

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom Communications Group. Its shares trade under the symbol IGLD on the Nasdaq National Market and the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.


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    For further information, please contact:

    Marybeth Csaby
    KCSA Worldwide
    +1-212-896-1236

    In Israel:

    Meirav Be'eri
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                                 Eli Holtzman
                                                 Chief Executive Officer




Date:  May 15, 2006